EXHIBIT 1
AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by the Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Startech Environmental Corporation or any subsequent acquisitions or dispositions of equity securities of Startech Environmental Corporation by any of the undersigned.
Dated: October 5, 2007

/s/ Arthur J. Steinberg ARTHUR J. STEINBERG, not individually but solely in his capacity as Receiver of
Northshore Asset Management, LLC and
related entities

/s/ Howard F. Pitkin CONNECTICUT BANKING
COMMISSIONER HOWARD F. PITKIN
(successor to John P. Burke), not
individually but solely in his capacity
as Receiver of Circle Trust Company